Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

SWK TECHNOLOGIES, INC.,

As Buyer

and

ESC, INC. d/b/a ESC SOFTWARE,

As Seller

and

ALAN H. HARDY and
MICHAEL DOBBERPUHL

As the STOCKHOLDERS

May 6, 2014

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of May 6, 2014, by and among SWK TECHNOLOGIES, INC., a Delaware corporation, located at 5 Regent Street, Suite 520, Livingston, New Jersey 07039 (“Buyer”); and ESC, Inc. d/b/a ESC SOFTWARE, an Arizona corporation, located at 1620 W. Fountainhead Parkway,

Suite 507, Tempe, AZ 85282 (“Seller” or “ESC”), Alan H. Hardy and Michael Dobberpuhl (collectively, the “Stockholders”), who own all of the issued and outstanding capital stock of ESC.  Buyer, Seller, and the Stockholders are sometimes each referred to separately as a “Party” and collectively herein as the “Parties.”

W I T N E S S E T H:

WHEREAS, Seller is primarily engaged in the business of selling and supporting enterprise resource planning and similar software applications, for small and middle market companies in North America;

WHEREAS, Seller has agreed to sell certain assets to Buyer, and Buyer wishes to purchase from Seller certain assets with respect to the Business on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Seller desires to transfer, and Buyer is willing to assume, certain liabilities relating to the Business;

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

ARTICLE 1

DEFINITIONS

For purposes of this Agreement, the following terms have the meanings assigned to them in this Article 1:

 “Acquired Assets” means all the following assets of the Business:

(a) the Client Lists and Prospect Lists, along with all rights, benefits and privileges arising thereunder or with respect thereto which are set forth on Exhibit D attached hereto;

(b) the Contracts, excluding the NetSuite commission agreement with 360 Cloud Solutions, along with all rights, benefits and privileges arising thereunder or with respect thereto which are set forth on Section 3.07 of the Disclosure Schedule;

(c) all files, correspondence, agreements and other documents relating to the Client Lists, Contracts and Intellectual Property;

(d) certain tangible personal property (such as equipment and furniture) which are set forth in Section 3.10 of the Disclosure Schedule;

(e) the Intellectual Property of the Business including, without limitation, the Intellectual Property which is set forth in Section 3.11 of the Disclosure Schedule;

(f) all goodwill of ESC and all other assets related to or used in connection with the Business so long as they are related to an Acquired Asset;

(g) all deposits with ESC’s landlord, utility companies, and all other such deposits

(h) all leaseholds associated with the primary business location of ESC;

(i) and cash equal to the unearned revenue of ESC shown on the balance sheet of ESC as of the Closing Date.

 “Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Agreement” has the meaning set forth in the preface above.

“Applicable Law” means any constitutional provision, statute or ordinance, whether foreign, federal, state or local, applicable in the United States or any other nation, including any other law, rule, regulation, judgment, injunction, order, executive order, ruling, assessment, writ, decree or interpretation thereof of any Governmental Entity, or any common law.

 “Business” the operation of ESC.

“Business Day” means any day other than a day that is a Saturday, Sunday or legal holiday in New York, New York.

“Buyer” has the meaning set forth in the preface above.

 “Client Lists” means any and all lists, spreadsheets, worksheets and tables of any type or form identifying each and every client of ESC as of the Closing Date which are listed on Exhibit D attached hereto.

“Closing” has the meaning set forth in Section 2.05 below.

“Closing Date” has the meaning set forth in Section 2.05 below.

“Code” means the Internal Revenue Code of 1986, as amended.

 “Contracts” means the following: (i) all employment agreements; (ii) all customer software applications and/or partner proposals containing specifications of modifications to software; (iii) all Licenses; (iv) all non-compete and non-solicitation agreements; and (v) all active leases applying to any equipment located in the offices of ESC.

“Disclosure Schedule” has the meaning set forth in Article 3 below.

“Employees” means the employees of the Business.

“Environmental Law” means a legal rule pertaining to land use, air, soil, surface water, groundwater (including the protection, cleanup, removal, remediation or damage thereof), public or employee health or safety or any other environmental matter, including, without limitation, the following laws as the same have been amended from time to time: (i) Clean Air Act (42 U.S.C. § 7401, et seq.); (ii) Clean Water Act (33 U.S.C. § 1251, et seq.); (iii) Resource Conservation and Recovery Act (42 U.S.C. § 6901, et seq.); (iv) Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601, et seq.); (v) Safe Drinking Water Act (42 U.S.C. § 300f, et seq.); and (vi) Toxic Substances Control Act (15 U.S.C. § 2601, et seq.); (vii) Rivers and Harbors Act (33 U.S.C. § 401, et seq.); together with all other legal rules regulating emissions, discharges, releases or threatened releases of any hazardous substance into ambient air, land, surface water, groundwater, personal property or structures, or otherwise regulating the manufacture, processing, distribution, use, treatment, storage, disposal, transport, discharge or handling of any hazardous substance.

“Excluded Liabilities” means all liabilities of ESC of any nature whatsoever and wherever situated not included in “Included Liabilities”, including without limitation:

(a) trade accounts payable, bank lines of credit, accrued liabilities and any liabilities or obligations that should have been paid prior to the Closing Date in ESC’s ordinary course of business relating to any employee, any Plan, any employee benefits or commissions, salaries, wages or other compensation arrangements existing on or prior to the Closing Date with respect to ESC or the Business;

(b) any Taxes of ESC and any other Taxes accruing on or prior to the Closing Date;

(c) any liabilities relating to any current pending or threatened litigation, arbitration or any other Proceeding against ESC or any future litigation, arbitration or Proceeding relating to the Acquired Assets to the extent related to events occurring prior to the Closing Date;

(d) any liabilities arising out of any violation of Environmental Law;

(e) any liabilities for legal fees and expenses of ESC related to the transactions contemplated hereby.

 “Governmental Entity” shall mean any government (including any United States of foreign federal, state, provincial, cantonal, municipal or county government), any political subdivision thereof and any governmental, administrative, ministerial, regulatory, central bank, self-regulatory, quasi-governmental, taxing, executive, or legislative department, commission, body, agency, authority or instrumentality of any thereof.

 “Included Liabilities” shall mean the following liabilities only:

a.	Client deposits and

b.	Leasehold on 1620 W. Fountainhead Parkway Suite 507, Tempe, AZ 85282

“Indemnified Party” has the meaning set forth in Section 7.03 below.

“Indemnifying Party” has the meaning set forth in Section 7.03 below.

“Intellectual Property” means: (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements thereon, and patents, patent applications and patent disclosures, together with reissues, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) trademarks, service marks, trade dress, logos, trade names, URLs, websites, domain names and corporate names, together with translations, adaptations, derivations, and combinations thereof, and including but not limited to goodwill associated therewith, applications, registrations and renewals in connections therewith, and the rights to use the Internet domain name “http://www.ESCinc.com” and all iterations and permutations thereof, together with all logos, slogans, trademarks, and service marks relating thereto used by ESC in connection therewith; (c) copyrightable works, copyrights, and applications, registrations and renewals in connections therewith, mask works and applications, registrations and renewals in connections therewith; (d) trade secrets and confidential business information (including but not limited to research and development, know-how, formulas, compositions, manufacturing and reproductions processes and techniques, methods, schematics, technology, flowcharts, block diagrams, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); (e) computer software (including but not limited to data related documentation); (f) copies and tangible embodiments of any of the foregoing (in whatever form or medium); and (g) licenses, sublicenses, permissions or contacts in connection with any of the foregoing.

“Intellectual Property Rights” means the rights or interest of any Person in or to any Intellectual Property.

“Judicial Authority” shall mean any court, arbitrator, special master, receiver, tribunal or similar body of any kind.

“Knowledge” or “knowledge” means actual knowledge of a Person, after due inquiry.

“License” means any agreement between ESC and end user which establishes rights under which ESC’s software application may be used.

 “Material Adverse Effect” means (i) with respect to ESC, a material adverse effect on (A) the Acquired Assets, (B) the ability of ESC to perform its obligations under this Agreement, or (C) the validity or enforceability of this Agreement, and (ii) with respect to Buyer, a material adverse effect on (A) the ability of Buyer to perform its obligations under this Agreement, or (B) the validity or enforceability of this Agreement.

“Notice of Claim” has the meaning set forth in Section 7.03.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Party” has the meaning set forth in the preface above.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

 “Proceeding” shall mean any action, suit, counter-claim, arbitration, mediation, litigation, inquiry, hearing, investigation or other proceeding of any kind involving any Governmental Entity, any Judicial Authority or any other Person.

“Product” “Product Lines” and “Enhancements” means the products set forth on Schedule 2.

“Purchase Price” has the meaning set forth in Section 2.02 below.

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“ESC” has the meaning set forth in the preface above.

 “Stockholders” has the meaning set forth in the preface above.

 “Taxes” means (A) all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, alternative or add-on minimum taxes, customs duties and other taxes of any kind whatsoever, together with all interest and penalties, additions to tax and other additional amounts imposed by any Governmental Entity on such entity, and (B) any liability for the payment of any amount of the type described in the immediately preceding clause (A) as a result of being a “transferee” (within the meaning of Section 6901 of the Code or any other applicable law) of another entity, a member of an affiliated or combined group, a contract or otherwise.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule, exhibit or attachment thereto.

“Third Party Claim” has the meaning set forth in Section 7.03 below.

ARTICLE 2

BASIC TRANSACTION

Section 2.01                       Purchase and Sale of Assets.  On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell, transfer, convey, and deliver to Buyer, all of the Acquired Assets at the Closing in consideration of the payments by Buyer of the Purchase Price, plus such other amounts, as specified below in Section 2.02, and Buyer shall further assume all of the Included Liabilities, as specified below in Section 2.04.

Section 2.02                       Purchase Price.  Payments shall be made (the “Purchase Price”) in accordance with the following:

(i) On the Closing Date, Buyer shall issue a Promissory Note in favor of ESC, in form noted in Exhibit A attached hereto, in the amount of $350,000.  The Note shall bear interest at two percent (2%) per annum, and shall have a  five (5) year term.  Principal shall be amortized in sixty (60) equal installments.

Section 2.03                        [Intentionally deleted]

Section 2.04                       Assumption of Liabilities.  As further consideration for the sale of Acquired Assets, Buyer shall, without any further responsibility or liability of, or recourse to, Seller, or any of Seller’s directors, shareholders, officers, employees, agents, consultants, representatives, affiliates, successors or assigns, absolutely and irrevocably assume and be solely liable and responsible for the Included Liabilities. Buyer shall not assume or have responsibility for any other liabilities of any type whatsoever.

Section 2.05                       Closing.  The Closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on or before _______, 2014, at the offices of Lucosky Brookman LLP, located at 101 Wood Avenue South, Woodbridge, New Jersey 08830.  The date on which the Closing occurs is referred to herein as the (“Closing Date”) and the Closing shall be deemed effective as of 12:00 a.m. New York time on the day immediately following the Closing Date.

Section 2.06                       Deliveries at the Closing.  At the Closing, (i) ESC will deliver to Buyer the various certificates, instruments, and documents referred to in Section 6.01 below; (ii) Buyer will deliver to Seller the various certificates, instruments, and documents referred to in Section 6.02 below; (iii) Seller will execute, acknowledge (if appropriate), and deliver to Buyer (A) a bill of sale in the form attached hereto as Exhibit B, (B) an assignment and assumption agreement in the form attached hereto as Exhibit C, and (C) such other instruments of sale, transfer, conveyance and assignment as Buyer and its counsel reasonably may request; (iv) Buyer will execute, acknowledge (if appropriate), and deliver to Seller (A) an assignment and assumption agreement in the form attached hereto as Exhibit C, and (B) such other instruments of assumption as Seller and its counsel reasonably may request; (v) the Parties shall make payments and deliveries in accordance with Section 2.02 herein.

Section 2.07                       Allocation.  The Parties agree to allocate the Purchase Price (and all other capitalizable costs) among the Acquired Assets for all purposes (including financial accounting and tax purposes) in accordance with Section 2.02 herein, and the Parties shall make all necessary filings (including those under Section 1060 of the Code) in accordance with such allocation.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER AND ESC

ESC and the Stockholders represent and warrant, jointly and severally, to Buyer that the statements contained in this Article 3 are correct and complete as of the date hereof and as of the Closing Date, except as set forth in the disclosure schedule accompanying this Agreement or any amendments (or deemed amendments thereto) (the “Disclosure Schedule”). Seller represents and warrants to Buyer that to Seller’s knowledge,  the statements contained solely in Section 3.02, Section 3.03, and Section 3.04 are correct and complete as of the Closing date except as set forth in the Disclosure Schedule. The Disclosure Schedule will be arranged in sections corresponding to the lettered and numbered sections contained in this Article 3.

Section 3.01                       Organization of ESC.  ESC is a corporation or other business entity duly organized, validly existing, and in good standing under the laws of the jurisdiction of State of Arizona.  ESC has all requisite corporate power and authority to carry on the businesses in which it is engaged, to carry on the Business proposed to be conducted by the Buyer and to own and use the properties owned and used by it.  ESC has delivered to Buyer correct and complete copies of ESC’s charter and bylaws (as amended to date).

Section 3.02                       Authorization of Transaction; Enforceability.  ESC and  Stockholders have the power and authority necessary to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement has been duly authorized by all necessary corporate, stockholder or other action by ESC.  This Agreement has been duly executed and delivered by ESC and the Stockholders.  This Agreement constitutes the valid and legally binding obligations of ESC and the Stockholders, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law).

Section 3.03                       Noncontravention.  Neither the execution and the delivery of this Agreement (including the documents referred to in Section 2.06 above), nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, Governmental Entity, or court to which Seller or the Stockholders are subject or any provision of the charter, bylaws or other organizational documents of ESC or the Stockholders, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, contract, lease, license, instrument, or other arrangement to which ESC or the Stockholders are a party or by which it is bound or to which any of the Acquired Assets is subject (or result in the imposition of any Security Interest upon any of the Acquired Assets).

Section 3.04                       Brokers’ Fees.  ESC and the Stockholders have no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated.

Section 3.05                       Client Lists.  Exhibit D attached hereto contains a complete and correct list of each Client List, as amended, including the date of such Client List and each amendment thereto.  With respect to each Client List:

(a) each Client List is a true, accurate, and complete listing of each and every former client of ESC since inception of the Business;

(b) there are no material disputes or threatened disputes with any Person listed on the Client List;

Section 3.06                       Events Subsequent to December 31, 2013.  To Seller’s knowledge, since December 31, 2013,  (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Material Adverse Effect.  Without limiting the generality of the foregoing, since that date there has not been any:

(a) declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(b) creation, incurrence or assumption of any indebtedness (including obligations in respect of capital leases); assumption, guaranty, endorsement or other creation of liability or responsibility (whether directly, contingently or otherwise) for the obligations of any other person or entity; or made any loans, advances or capital contributions to, or investments in, any other person or entity;

(c) commitment to make any capital expenditure in excess of $3,000;

(d) damage, destruction or loss, whether or not covered by insurance;

(e) waiver by ESC of a right or of debt owed to it;

(f) satisfaction or discharge of any encumbrance or payment of any obligation by ESC not in the ordinary course of business consistent with past practice and in an aggregate amount exceeding $3,000;

(g) labor dispute, other than routine individual grievances, or any activity or proceeding to organize any employees of the Business, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

(h) change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, or payment of or agreement (written or oral) to pay, conditionally or otherwise, any bonus, incentive, retention or other compensation, retirement, welfare, fringe or severance benefit or vacation pay, to or in respect of any, director, officer, employee, consultant or agent, or new employment, compensation or deferred compensation agreement (or any amendment of any such existing agreement);

(i) initiation, receipt or settlement of any Proceeding or action affecting ESC or otherwise material to the Business;

(j) act to (i) accelerate the billing of any customers of ESC or the collection of any Accounts Receivable of ESC, (ii) delay the payment of any accounts payable or accrued expenses of ESC or (iii) defer any expenses of ESC; or

(k) any agreement, whether oral or written, fixed or contingent, by ESC to do any of the foregoing.

Section 3.07                       Contracts.    Seller represents and warrants that  ESC has delivered complete and accurate copies of each Contract to the Buyer.  With respect to each Contract:

(a) each Contract is the legal, valid, binding and enforceable obligation of ESC, and is in full force and effect with respect to ESC.

(b) Each Contract will continue to be legal, valid, binding, enforceable by Buyer, and in full force and effect immediately following the Closing in accordance with the terms that are in effect immediately prior to the Closing;

(c) ESC is in material compliance with the terms and conditions of each Contract;

(d) there are no material disputes or threatened disputes with any Person under any Contract;

(e) To the Seller’s knowledge, no party is in breach or default, and no event has occurred which with notice or lapse of time or both would constitute a breach or default, or permit termination, modification, or acceleration, under such Contract;

(f) no Person has provided ESC with notice that it intends to terminate any Contract;

(g) to the extent insurance is required under the terms of such Contract, ESC is in compliance with such requirements.

Section 3.08                       Litigation.  ESC or the Business is not (i) subject to any outstanding injunction, judgment, order, decree, ruling, or charge, or (ii) a party to or threatened to be made a party to any Proceeding.

(a) Stockholders are not subject to any Proceeding relating to the Business that could reasonably have a Material Adverse Effect on the Business or is reasonably likely to affect the legality, validity or enforceability of this Agreement or any of the transactions contemplated hereby.

Section 3.09                       Warranties.  Except to provide support services in the Ordinary Course of Business neither the software licensed nor the services delivered by ESC are subject to any guaranty or, warranty; and there is no right of return, right of credit or other indemnity, except with respect to infringement of third-party intellectual property rights, breach by the ESC of its obligations under a Contract or as otherwise set forth herein.

Section 3.10                       Title to Tangible Personal Property.  Section 3.10 of the Disclosure Schedule lists the material tangible personal property of the Business which is used regularly in the Business.  Except as set forth in Section 3.10 of the Disclosure Schedule, Seller has good title to, or a valid leasehold interest in, such tangible assets free of any Security Interests.  All personal tangible property of the Business is freely assignable by Seller to Buyer. Buyer shall not be obligated to remove any tangible personal property from the premises of ESC.

Section 3.11                       Intellectual Property.

(a) Section 3.11 of the Disclosure Schedule contains a complete and accurate list of all of the material Intellectual Property owned, used or held for use by ESC in the conduct of its Business and there is no other Intellectual Property owned, used or held for use by ESC material to the conduct of its Business.  Such Intellectual Property is the only Intellectual Property necessary to operate the Business.

(b) Neither ESC nor the license or other use of any Intellectual Property not previously owned by ESC included in the Acquired Assets has, to ESC’s knowledge, violated or infringed, and currently does not violate or infringe, upon the Intellectual Property of any Person.  ESC has not been a defendant in any action, suit, investigation or proceeding relating to, or otherwise has been notified of, any alleged claim of infringement of any other Person’s Intellectual Property, which Proceedings are still active, and ESC has no outstanding Proceedings for (or any knowledge of) any continuing infringement of Intellectual Property by any other Person.

(c) ESC (i) is the sole and exclusive owner of, with all right, title and interest in and to (free and clear of any Security Interests), any and all Intellectual Property owned by it included in the Acquired Assets, (ii) has rights to the use of all such Intellectual Property used by it pursuant to license, sublicense, agreement, or permissions and, except as set forth in Section 3.11 of the Disclosure Schedule, is not contractually obligated to pay any compensation or grant any rights to any third party in respect thereof and (iii) has the right to require the application of any such Intellectual Property previously owned by ESC that constitutes an application for registration, including but not limited to all patent applications, trademark application service mark applications, copyright applications and mask work applications, and to transfer ownership to Buyer of the application and of the registration once it issues.

(d) To Seller’s knowledge, ESC has kept secret and has not disclosed the source code for any Intellectual Property previously owned by ESC to any Person other than in the Ordinary Course of Business to persons who are subject to the terms of a binding confidentiality agreement with respect thereto.  To Seller’s knowledge, ESC has taken all appropriate measure to protect the confidential and proprietary nature of any Intellectual Property previously owned by ESC including without limitation the use of confidentiality agreements with all of its employees or other persons having access to any source and object codes.

(e) To Seller’s knowledge, any and all Intellectual Property previously owned by ESC included in the Acquired Assets that are registrations, including but not limited to all registered patents, trademarks, service marks, copyrights and masks works, are valid and subsisting and in full force and effect.

(f) ESC has not granted any licenses to or other rights in any Intellectual Property included in the Acquired Assets to any Person; to ESC’s knowledge, no Person is currently using such Intellectual Property except in connection with the Business.

(g) The execution, delivery and performance by Seller and Stockholders of this Agreement and the consummation of the transactions contemplated hereby and thereby shall not alter or impair or result in the loss of any rights or interests of Seller in any Intellectual Property included in the Acquired Assets owned by Seller or as to which Seller obtains any consent to the transactions contemplated hereby and all such Intellectual Property shall be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing.

(h) To Seller’s knowledge, none of the Intellectual Property previously owned by ESC included in the Acquired Assets, if any, is subject to any outstanding order or agreement restricting in any manner the use of licensing thereof by ESC.

(i) To Seller’s knowledge, except as set forth in Section 3.11 of the Disclosure Schedule, all of the Intellectual Property used in the Business is freely assignable to Buyer.

Section 3.12                       Intentionally Omitted.

Section 3.13                       Disclosure.  No (i) representation or warranty by ESC or Stockholders contained in this Agreement or any certificate, or (ii) any statement contained in the Disclosure Schedule delivered to Buyer by or on behalf of ESC pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER.

Buyer represents and warrants to Seller that the statements contained in this Article 4 are correct and complete as of the Closing Date.

Section 4.01                       Organization of Buyer.  Buyer is a Delaware corporation duly incorporated, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

Section 4.02                       Authorization of Transaction.  Buyer has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement has been duly authorized by all necessary action by Buyer.  This Agreement has been duly executed and delivered by Buyer.  This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law).

Section 4.03                       Noncontravention.  Neither the execution and the delivery of this Agreement (including the documents referred to in Section 2.06 above), nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of the organizational documents of Buyer or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject. Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to enter into or perform its obligations under this Agreement.

Section 4.04                       Brokers’ Fees.  Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which ESC could become liable or obligated.

Section 4.05                       No Other Representations and Warranties.  Except as set forth in this Agreement, Buyer makes no other representation or warranty, express or implied, with respect to any of the transactions contemplated by this Agreement, with respect to Buyer, or with respect to any other matter whatsoever.

Section 4.06                       Transition.  Immediately after the date hereof, Buyer and Stockholders will develop a joint client communication program, under which (among other things) Stockholders will make introductions to customers of the Business and assist in responding to any questions raised, and will encourage customers of the Business to move and maintain their business to Buyer and to consent as necessary to the transfer to Buyer of the Contracts and Client Lists, as applicable.  Neither ESC nor Stockholders will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of ESC from maintaining the same business relationships with Buyer after the Closing as it maintained with ESC prior to the Closing.  Seller and Stockholders will refer all customer inquiries relating to the Business to Buyer after the Closing.

ARTICLE 5

POST-CLOSING COVENANTS

Section 5.01                       General.  In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore under Article 7 below).

Section 5.02                       Litigation Support.  In the event and for so long as any Party actively is contesting or defending against any Proceeding in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Business, the other Party will cooperate with the contesting or defending Party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefore under Article 7 below).

Section 5.03                       Proprietary Information.  From and after the Closing, neither ESC nor Stockholders shall, either directly or indirectly (including through an Affiliate), disclose to any third party or make use of (except as required by law or to pursue their rights, under this Agreement), any information or documents of a confidential nature concerning ESC, the Business, the Acquired Assets or the Buyer or its business, except to the extent that such information or documents shall have become public knowledge other than through improper disclosure by ESC or the Stockholders or any of their Affiliates.

Section 5.04                       Solicitation and Hiring.  For a period of two years after the Closing Date, neither ESC nor Stockholders shall, so long as Buyer is not in default under the Promissory Note, either directly or indirectly (including through an Affiliate), (a) solicit or attempt to induce any Employee of Buyer to terminate his employment with Buyer or any Affiliate of Buyer or (b) hire or attempt to hire any Employee of Buyer.

Section 5.05                       Non-Competition.  ESC along with Stockholders shall personally enter into a two (2) year non-compete and non-solicitation agreement with Buyer, whereby ESC and Stockholders agree to the following: (i) in the event that Alan Hardy remains an employee of Buyer for two years following Closing, or in the event his employment with Buyer is terminated for cause, ESC and Stockholders shall not solicit any individual or entity set forth on the Client Lists; (ii) ESC and Stockholders shall not work for any Sage reseller; (iii) ESC and Stockholders shall not create, develop, sell, market, or resell any product that competes with ESC’s Enhancements; and (iv) ESC and Stockholders shall not solicit in any way any of Buyer’s employees or contractors.  Notwithstanding the foregoing, the two (2) year non-compete and non-solicitation agreement shall have no force and effect if Buyer is in default under the Promissory Note.

Section 5.06                       Apportionment.  If ESC or Stockholders, or any of their Affiliates receive any amounts in payment of obligations owed to Buyer, including, but not limited to, payments owed to Buyer in respect of the Acquired Assets, then the receiving party shall promptly deliver or pay them over to Buyer.

Section 5.07                       Alternate Forms of Asset Transfer.

Buyer shall undertake performance of any obligation contained in the Acquired Assets, in ESC’s stead, and, if any such obligation cannot be assigned without the consent of a third party which shall not have been obtained, Buyer’s undertaking shall constitute a sub-contract of ESC’s obligation or other kind of arrangement between Buyer and ESC, if any, pursuant to which Buyer can undertake such performance (and receive the benefit thereof) without such third party’s consent; or if no such arrangement shall exist, Buyer shall nonetheless perform such obligation, unless the third party shall expressly reject Buyer’s performance, in which case, Buyer shall be released of the undertaking with respect to such obligation, and ESC  shall be liable for any damages that the third party shall establish that it suffered and indemnify Buyer and hold Buyer harmless with respect thereto.

Section 5.08                        Left blank intentionally

Section 5.09                       Left blank intentionally

Section 5.10                       Certain Tax Considerations

(a) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the sale of the Acquired Assets (including any real property transfer Tax and any similar Tax) shall be borne and paid by Buyer, when due, and Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.

(b) Buyer shall take all actions required to comply with all bulk sales laws which may be applicable to the transactions contemplated herein, including, without limitation, the timely filing of any required Tax Returns.

(c) For the avoidance of doubt, except as otherwise set forth in this Section 5.09, ESC shall be responsible for the filing of all Tax Returns and the payment of all Taxes (whether or not shown on such returns) with respect to ESC, the Acquired Assets and the Business for all periods up to and including the Closing Date and all such Taxes shall be Excluded Liabilities.

ARTICLE 6

CONDITIONS TO OBLIGATION TO CLOSE

Section 6.01                      Conditions to Obligation of Buyer.  The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) (i) the representations and warranties set forth in Article 3 above, shall be true and correct in all material respects, and (ii) all agreements and covenants contained in this Agreement shall have been performed or complied with by ESC, in each case, at and as of the Closing Date;

(b) Seller shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in Section 6.01(a) is satisfied in all respects;

(c) Seller shall have delivered to Buyer the bill of sale and assignment and assumption agreement required under Section 2.06, together with any other instrument of transfer necessary to convey to Buyer all of the Acquired Assets, which instruments shall be reasonably satisfactory in form and substance to Buyer;

(d) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

(e) [Intentionally omitted]; and

(f) Buyer shall have received duly executed UCC-3 termination statements and such other release and termination instruments (or copies thereof) as the Buyer shall reasonably request in order to vest all right, title and interest in and to the Acquired Assets free and clear of all Security Interests.

Buyer may waive any condition specified in this Section 6.01 if it executes a writing so stating at or prior to the Closing.

Section 6.02                      Conditions to Obligation of Seller.  The obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) (i) the representations and warranties set forth in Article 4 above shall be true and correct in all material respects and (ii) all agreements and covenants contained in this Agreement shall have been performed or complied with by Buyer, in each case, at and as of the Closing Date;

(b) Buyer shall have delivered to Seller a certificate to the effect that each of the condition specified above in Section 6.02(a) is satisfied in all respects;

(c) Buyer shall have delivered to Seller the items required under Section 2.06, together with any other instruments necessary to acquire right, title and interest in and to the Acquired Assets and to assume liability and responsibility for the Included Liabilities, which instruments shall be reasonably satisfactory in form and substance to Seller;

(d) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

(e) ESC shall have timely filed any and all required Tax Returns necessary to comply with all bulk sales laws which may be applicable to the transactions contemplated herein

Seller may waive any condition specified in this Section 6.02 if it executes a writing so stating at or prior to the Closing.

ARTICLE 7

REMEDIES FOR BREACHES OF THIS AGREEMENT.

Section 7.01                      Survival.  All of the representations, warranties and covenants contained in this Agreement, and the Exhibits and Disclosure Schedule attached hereto shall survive the Closing and remain in full force and effect until the first anniversary of the Closing Date.

Section 7.02                      Indemnification.

(a) ESC and Stockholders agree to indemnify, defend and hold harmless Buyer, its Affiliates and, if applicable, their respective directors, managers, officers, shareholders, members, partners, employees, attorneys, accountants, agents and representatives and their heirs, successors and assigns from and against any and all Adverse Consequences based upon, arising out of or otherwise in respect of (i) any inaccuracy in or any breach of any representation, warranty or covenant of ESC or Stockholders contained in this Agreement, and (ii) any Adverse Consequences Buyer shall suffer from, or any Third Party Claim, arising out of or in connection with, the Business, the Acquired Assets prior to the Closing Date.

(b) Buyer agrees to indemnify, defend and hold harmless ESC and its Affiliates and, if applicable, their respective directors, managers, officers, shareholders, members, partners, employees, attorneys, accountants, agents and representatives and their heirs, successors and assigns from and against any and all Adverse Consequences based upon, arising out of or otherwise in respect of (i) any inaccuracy in or any breach of any representation, warranty or covenant of Buyer contained in this Agreement, and (ii) any Adverse Consequences ESC shall suffer from, or any Third Party Claim, arising out of or in connection with, the Business or the Acquired Assets after the Closing Date.

(c) The obligations to indemnify and hold harmless pursuant to paragraphs (a) and (b) of this Section 7.02 shall survive the consummation of the transactions contemplated hereby for the period set forth in Section 7.01, except for claims for indemnification asserted prior to the end of such period, which claims shall survive until final resolution thereof.

(d) Each of Buyer and ESC agree that any legal fees and expenses that result from a meritorious claim made under this Article 7 that is not a Third Party Claim shall be paid by the Indemnifying Party.

(e) In no event shall indemnification obligations set forth in this Section 7.02(b) exceed an amount equal to the Purchase Price.

Section 7.03                      Matters Involving Third Parties.

(a) If any Party entitled to be indemnified pursuant to Section 7.02 (an “Indemnified Party”) receives notice of the assertion of any claim in respect of Adverse Consequences (a “Third Party Claim”), such Indemnified Party shall give the party who may become obligated to provide indemnification hereunder (the “Indemnifying Party”) written notice describing such claim or fact in reasonable detail (the “Notice of Claim”) promptly (and in any event within ten (10) Business Days after receiving any written notice from a third party).  The failure by the Indemnified Party to timely provide a Notice of Claim to the Indemnifying Party shall not relieve the Indemnifying Party of any liability, except to the extent that the Indemnifying Party is prejudiced by the Indemnified Party’s failure to provide timely notice hereunder.

(b) In the event any Indemnifying Party notifies the Indemnified Party within ten (10) Business Days after the Indemnified Party has provided a Notice of Claim that the Indemnifying Party is assuming the defense thereof: (i) the Indemnifying Party will defend the Indemnified Party against the matter with counsel of its choice, subject to the consent of the Indemnified Party; (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense (except that the Indemnifying Party will be responsible for the fees and expenses of the separate co-counsel to the extent the Indemnified Party reasonably concludes that the counsel the Indemnifying Party has selected has a conflict of interest); (iii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the matter without the written consent of the Indemnifying Party; and (iv) the Indemnifying Party will not consent to the entry of any judgment with respect to the matter, or enter into any settlement which does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect thereto.

(c) In the event the Indemnifying Party does not notify the Indemnified Party within ten (10) Business Days after the Indemnified Party provides the Indemnifying Party with a Notice of Claim that the Indemnifying Party is assuming the defense thereof, then the Indemnified Party shall have the right, subject to the provisions of this Article, to undertake the defense, compromise or settlement of such claim for the account of the Indemnifying Party.  Unless and until the Indemnifying Party assumes the defense of any claim, the Indemnifying Party shall advance to the Indemnified Party any of its reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any such action or proceeding.  Each Indemnified Party shall agree in writing prior to any such advance that, in the event it receives any such advance, such Indemnified Party shall reimburse the Indemnifying Party for such fees, costs and expenses to the extent that it shall be determined that it was not entitled to indemnification under this Article 7.

(d) In the event that the Indemnifying Party undertakes the defense of any claim, the Indemnifying Party will keep the Indemnified Party advised as to all material developments in connection with such claim, including, but not limited to, promptly furnishing the Indemnified Party with copies of all material documents filed or served in connection therewith.

ARTICLE 8

EMPLOYEES OF THE BUSINESS

Section 8.01                      No Obligations to Employees.  Except as provided in this Agreement, ESC shall be solely responsible for all obligations it may have with respect to all Employees of ESC, and Buyer shall not assume ESC’s obligations with respect to ESC’s Employees.

Section 8.02                      Commission Payments Owed By Seller.  Buyer shall not be responsible for any outstanding commission payments due to Employees for the period prior to the Closing. Stockholders and ESC represent and agrees that the payment of such commissions is an obligation of the Stockholders and ESC. Stockholders further represent that they shall, on the Closing Date, pay Employees any and all outstanding commission amounts due.

ARTICLE 9

MISCELLANEOUS.

Section 9.01                      Press Releases and Public Announcements.  Commencing on the Closing Date, Buyer may issue any press release or make any public announcement relating to the subject matter of this Agreement. Seller and Stockholders are precluded at all times from issuing any press release or making any public announcement relating to the subject matter of this Agreement without the prior written approval of the Buyer.

Section 9.02                      No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties, the Indemnified Parties and their respective successors and permitted assigns.

Section 9.03                      Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

Section 9.04                      Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

Section 9.05                      Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

Section 9.06                      Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.07                      Notices.  Any notice or other communications hereunder must be in writing and shall be deemed to have been duly given and received on the day on which it is served by personal delivery upon the party for whom it is intended, on the third Business Day after it is mailed by registered or certified mail, return receipt requested, on the Business Day after it is delivered to a national courier service addressed to the party for whom it is intended, or on the Business Day on which it is sent by telecopier; provided, that the telecopy is promptly confirmed by telephone confirmation thereof, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

To Buyer:

SWK Technologies, Inc.
5 Regent Street, Suite 520
Livingston, New Jersey 07039
Telephone: (973) 758-6110
Attention: Jeffrey Roth

With copies to:

Lucosky Brookman, LLP
101 Wood Avenue South, 5th Floor
Iselin, New Jersey 08830
Telephone: (732) 395-4400
Attention: Joseph M. Lucosky, Esq.

To ESC and Stockholders:

ESC Business Services, Inc.
1620 W. Fountainhead Parkway
Suite 507
Tempe, AZ 85282

With copies to:

Nathan A. Skinner, PLC
1744 S. Val Vista Drive, Suite 201
Mesa, AZ 85204

Section 9.08                      Governing Law.

(a) This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New Jersey without giving effect to any choice or conflict of law provision or rule (whether of the State of New Jersey or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New Jersey .

(b) Any judicial proceeding brought with respect to this Agreement by Stockholders and/or ESC or the Buyer  must be brought in the United States District Court in the State of New Jersey or any court of competent jurisdiction in the State of New Jersey located in Middlesex County; and, each Party: (i) accepts unconditionally, the exclusive jurisdiction of such courts and any related appellate court, and agrees to be bound by any final, non-appealable judgment rendered thereby in connection with this Agreement; and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or proceeding brought in such a court or that such court is an inconvenient forum; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section and shall not be deemed to be a general submission to the jurisdiction of said Courts or the State of  New Jersey other than for such purpose.

(c) THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING TO WHICH THEY ARE PARTIES INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER ARISING OUT OF, RELATED TO OR IN CONNECTION WITH THIS AGREEMENT.

Section 9.09                      Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and ESC.  No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 9.10                      Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

Section 9.11                      Expenses.  Each of ESC, the Stockholders and Buyer will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

Section 9.12                      Construction.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The word “including” shall mean including without limitation.  The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Personal pronouns, when used in this Agreement, whether in the masculine, feminine or neuter gender, shall include all other genders, and the singular, shall include the plural, and vice versa.

Section 9.13                      Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

Section 9.14                      No Breach of Fiduciary Duty Required.  Nothing in this Agreement shall require, or be construed to require ESC or the Stockholders to take any action or omit to take any action that would be a breach of its fiduciary duties under any agreement to which it is a party or under Applicable Law or which would otherwise be contrary to applicable law.  Without limiting the generality of the foregoing, nothing herein shall require ESC or Stockholders to exercise their discretion to provide any consent or other authorization on behalf of any other Person for which it acts in a fiduciary capacity if such consent or authorization is within its discretion in such fiduciary capacity.  The Parties shall cooperate in good faith to avoid any such breach of fiduciary duties or applicable laws while preserving the overall economic terms of this Agreement and the benefits intended to be provided to the respective Parties hereunder.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on as of the date first above written.

SWK TECHNOLOGIES, INC.

By:  _______________________________
Jeffrey Roth
            Chief Executive Officer

ESC, INC. D/B/A ESC SOFTWARE

By:  ________________________________
Alan Hardy
Chief Executive Officer

STOCKHOLDERS

_______________________________
Alan Hardy

_______________________________
Michael Dobberpuhl

EXHIBIT A

Promissory Note

EXHIBIT B

Form of Bill of Sale

 EXHIBIT C

Form of Assignment and Assumption Agreement

EXHIBIT D

Client Lists

SCHEDULE 1

Accounts Payable
(not applicable)

SCHEDULE 2

Products

SCHEDULE 3.10

Tangible Personal Property

Systems	Servers	Other
1.	1.	1.
2.	2.	2.
3.	3.	3.
4.	4.	4.
5.	5.	5.
6.	6.	6.
7.	7.	7.
8.	8.	8.
9.	9.	9.
10.	10.	10.
11.	11.	11.
12.	12.	12.
13.	13.	13.
14.	14.	14.
15.	15.
16.
17.
18.
19.
20.
21.
22.
23.
24.
25.
26.
27.

SCHEDULE 3.11

Intellectual Property

Enhancements	Custom Programming Solution